GK Investment Property Holdings II, LLC
257 East Main Street, Suite 200
Barrington, Illinois 60010

January 24, 2020

VIA EDGAR AND OVERNIGHT MAIL

Ms. Stacie Gorman
Office of Real Estate and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:
GK Investment Property Holdings II, LLC (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-11074

Dear Ms. Gorman:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified January 28, 2020 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Garo Kholamian
Garo Kholamian
President and Sole Director of the Manager of the Company